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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

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                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          HOLMES PROTECTION GROUP, INC.
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                            (Name of Subject Company)

                          HOLMES PROTECTION GROUP, INC.
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                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    436419105
                      (CUSIP Number of Class of Securities)

                                 George V. Flagg
                      President and Chief Executive Officer
                          HOLMES PROTECTION GROUP, INC.
                                440 Ninth Avenue
                            New York, New York 10001
                                 (212) 760-0630
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           (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                        Cornelius T. Finnegan, III, Esq.
                            WILLKIE FARR & GALLAGHER
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

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         Holmes Protection Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on January 6, 1998, as amended by Amendment No. 1 on January 23, 1998, relating to the tender offer by T9 Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         Paragraph (vi) of Item 4(b) is hereby amended in its entirety to read as follows:

                  "(vi) The historical and current market prices of the Company's Common Stock. In its consideration of this factor, the Board recognized that market price levels for the Common Stock during November and December (prior to December 26) were generally higher than the $17.00 price under the Offer, ranging from a high of $20.00 to a low of $16.00, and that price levels during August, September and October also generally exceeded the $17.00 Offer price, ranging from a high of $20.75 to a low of $13.00. However, the Board believed that these price levels after November 12, 1997 may have reflected the Company's announcement on that date that it had retained J.P. Morgan to explore a possible sale of the Company, inasmuch as the Company had also announced significant negative financial developments at the same time. The Board also took into account that market price levels beginning in August were higher than the range of market prices that had generally prevailed during 1997 prior to the announcement that the Company was considering a sale, as well as the relatively lower trading volumes upon which, generally, these prices were based. However, the Board's consideration of recent and historical market prices was part of a broader consideration with respect to the other factors described herein, and, notwithstanding that trading prices were higher than the Offer price at the times set forth above, the Board determined that the Offer was fair to stockholders and recommended that they accept the Offer as a result of its consideration of such other factors, which included the results of J.P. Morgan's solicitation of interest in the Company and the Board's view of the likelihood that a higher price could be obtained or that a more favorable alternative would be available for the Company and its stockholders, as well as the Company's financial difficulties."




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                               Holmes Protection Group, Inc.


Dated: January 29, 1998                     By:  /s/ George V. Flagg
                                               ---------------------------------
                                               Name:   George V. Flagg
                                               Title:  President and Chief
                                                       Executive Officer




















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